Commission File Number 001-31914
EXHIBIT 99.1
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
ANNOUNCEMENT
CONNECTED TRANSACTION
CAPITAL INJECTION TO
CHINA LIFE PROPERTY AND CASUALTY INSURANCE COMPANY LIMITED
The Board wishes to announce that the Company and CLIC have entered into the Capital Injection Contract on 24 June 2011 with P&C Company whereby the Company and CLIC have agreed to inject further capital into P&C Company. Upon completion of the Capital Injection, P&C Company will continue to be held as to 60% and 40% by CLIC and the Company, respectively.
The Company holds 40% of the issued share capital of P&C Company. CLIC, the controlling shareholder of the Company, currently holds an approximate 68.37% of the issued share capital of the Company, and therefore is a connected person of the Company. As CLIC also holds 60% of the issued share capital of P&C Company, under Rule 14A.11(4) of the Listing Rules, P&C Company also constitutes a connected person of the Company. As such, the Capital Injection by the Company under the Capital Injection Contract constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios set out in the Listing Rules for the transaction contemplated under the Capital Injection Contract are less than 5% but more than 0.1%, the Capital Injection by the Company is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules but is exempted from the independent shareholders’ approval requirement.
Background
The Board wishes to announce that the Company and CLIC have entered into the Capital Injection Contract on 24 June 2011 with P&C Company whereby the Company and CLIC have agreed to inject further capital into P&C Company. Upon completion of the Capital Injection, P&C Company will continue to be held as to 60% and 40% by CLIC and the Company, respectively.

Commission File Number 001-31914
CAPITAL INJECTION CONTRACT
Date
24 June 2011
Parties
P&C Company
CLIC
The Company
Capital Injection
The Company and CLIC have agreed to inject further capital into P&C Company. The total amount of capital to be injected by the Company and CLIC into P&C Company is RMB1.6 billion and RMB2.4 billion by the subscription of 1.6 billion shares and 2.4 billion shares at RMB1.00 per share, respectively.
Prior to the completion of the Capital Injection, the registered capital of P&C Company is RMB4 billion, held as to 40% by the Company and 60% by CLIC. Following the completion of the Capital Injection, the registered capital of P&C Company will be increased to RMB8 billion and will continue to be held as to 40% by the Company and 60% by CLIC. The total amount to be injected on pro rata basis by the Company and CLIC respectively is determined based on the capital requirement of P&C Company, taking into consideration the growth of P&C Company’s businesses.
Payment
The Company shall fulfill its payment obligation in full by cash. The cash payment will be financed by the Company’s internal resources. The Company shall fulfill its payment obligations within 5 Business Days from the receipt of a written payment notice from P&C Company.
Conditions of the Capital Injection
The Capital Injection is conditional upon the following:
(i)
each of the Company, CLIC and P&C Company having complied with its internal approval procedures necessary for the performance of the Capital Injection Contract pursuant to applicable laws and regulations, regulatory rules of its listed jurisdictions and its articles of association;

(ii)
as of the date of obtaining all approvals required for the Capital Injection, there being no laws, injunctions or resolutions prohibiting the Capital Injection; and after the Capital Injection Contract takes effect, there being no effective laws, regulations or other rulings enacted or passed prohibiting the Capital Injection; and

Commission File Number 001-31914
(iii)	as of the date of obtaining all approvals required for the Capital Injection, there being no material breaches by any party of the Capital Injection Contract.
The completion of the Capital Injection will occur on the day of registration of the change with the State Administration for Industry & Commerce.
GENERAL INFORMATION
The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.
CLIC, being the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company pursuant to the policy management agreement.
P&C Company is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by CIRC.
P&C Company was incorporated in Beijing as a joint stock company with limited liability on 30 December 2006. Based on the audited financial statements of P&C Company, which were prepared under PRC GAAP, its profit/(loss) for each of the two years ended 31 December 2010 is as follows:

	For the year ended	For the year ended
	31/12/2009	31/12/2010
	(RMB in million)	(RMB in million)

Profit/(loss) before taxation and extraordinary items	(101)	583

Profit after taxation and extraordinary items	80	620
The audited net asset value of P&C Company, based on PRC GAAP, as at 31 December 2010 is approximately RMB2.9 billion.
The Company has recognized its investment in P&C Company in the Group’s financial statements under the head of “Investments in associates” and will continue to do so after the completion of the Capital Injection.

Commission File Number 001-31914
REASONS FOR AND BENEFITS OF THE CAPITAL INJECTION
The Company believes that the Capital Injection will enable the Company to benefit from the rapidly growing non-life insurance market, to fully utilize the potential of its existing sales channels and to achieve effective deployment of the Company’s existing resources. Furthermore, the Capital Injection will enable the Company to enhance its competitiveness in the insurance market, diversify its business operations and expand its profit drivers, which are in line with the long-term development strategy of the Company.
The Directors (including the Independent Non-executive Directors) are of the view that the terms of the transactions contemplated under the Capital Injection Contract are fair and reasonable, on normal commercial terms and in the interests of the Company and its shareholders as a whole. As the former Director Mr. Yang Chao, and the current Directors Mr. Wan Feng, Mr. Miao Jianmin, Mr. Shi Guoqing and Ms. Zhuang Zuojin hold positions in CLIC and/or P&C Company, they have abstained from voting on the resolution in respect of the Capital Injection at the meeting of the Board.
LISTING RULES IMPLICATIONS
Before the Capital Injection, the Company holds 40% of the issued share capital of P&C Company. CLIC, the controlling shareholder of the Company, currently holds an approximate 68.37% of the issued share capital of the Company, and therefore is a connected person of the Company. As CLIC also holds 60% of the issued share capital of P&C Company, under Rule 14A.11(4) of the Listing Rules, P&C Company also constitutes a connected person of the Company. As such, the Capital Injection by the Company under the Capital Injection Contract constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios set out in the Listing Rules for the transaction contemplated under the Capital Injection Contract are less than 5% but more than 0.1%, the Capital Injection by the Company is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules but is exempted from the independent shareholders’ approval requirement.
DEFINITIONS
In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the Board of Directors of the Company

“Business Day”	Any calendar day except Saturdays, Sundays and statutory holidays in the PRC

“Capital Injection”	the capital injection by the Company and CLIC into P&C Company by the subscription of 1.6 billion shares and 2.4 billion shares at RMB1.00 per share, respectively

“Capital Injection Contract”	the capital injection contract entered into among the Company, CLIC and P&C Company on 24 June 2011 in respect of the Capital Injection

“CIRC”	China Insurance Regulatory Commission

Commission File Number 001-31914

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“P&C Company”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board China Life Insurance Company Limited Heng Kwoo Seng Company Secretary
Hong Kong, 24 June 2011
As at the date of this announcement, the Board comprises:

Executive Directors:	Yuan Li, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh